Exhibit 4.3

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2024

AND THE SUBSEQUENT PERIOD ENDED APRIL 4, 2025

Anfield Energy Inc.

Management Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2024

AND THE SUBSEQUENT PERIOD ENDED APRIL 4, 2025

A)	GENERAL

This Management’s Discussion and Analysis of Anfield Energy Inc. (the “Company”, “Anfield” or “AEC”) is dated April 4, 2025 and provides an analysis of Anfield’s financial position and results of operations for the year ended December 31, 2024 and subsequent period ended April 4, 2025. The following information should be read in conjunction with the consolidated financial statements for the year ended December 31, 2024, and related notes, which are available on SEDAR+ at www.sedarplus.com or at the Company’s website: www.anfieldenergy.com.

Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis are quoted in Canadian dollars.

Certain statements contained in this document constitute “forward-looking statements”. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, “forecast”, “estimate”, “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not intend, and does not assume any obligation, to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except as required by applicable Canadian Securities law.

B)	CORPORATE PROFILE AND MISSION

Anfield is a resource company engaged in mineral exploration and development in the United States. The Company is a reporting issuer in British Columbia and Alberta, and its common shares trade on the TSX Venture Exchange under the symbol “AEC”, the OTCQB Marketplace under the symbol “ANLDF” and the Frankfurt Stock Exchange under the symbol “0AD”.

The trend indicators for nuclear energy and the uranium sector are positive and point towards sustained increases in the uranium price -- as is now called for by many uranium analysts. Notably, China has announced the expected construction of 150 nuclear plants by 2030, Japan has restarted a number of reactors and is preparing for further re-starts, Europe is attempting to wean itself off of Russian oil and gas, and further energy-related sanctions as a result of Russia’s attack on Ukraine may spill over to uranium ore and enrichment services. In addition, the global nuclear industry is moving forward strongly with 66 reactors currently being built, another 87 planned to come online in the next 10 years and hundreds more further back in the pipeline. Moreover, nuclear power is increasingly being seen as essential in providing new baseload electricity and meeting greenhouse gas emission targets. These developments, combined with the shuttering of producing mines and deferment or abandonment of many uranium projects in the current low-price environment, has likely created a uranium shortfall in in the near term. Anfield feels it is well positioned to benefit from the uranium market’s current prospects as it continues to advance its plans to create a vertically-integrated uranium entity.

Anfield Energy Inc.

Management Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2024

AND THE SUBSEQUENT PERIOD ENDED APRIL 4, 2025

C)	ACTIVITY HIGHLIGHTS - INCLUDING SUBSEQUENT EVENTS

CORPORATE

Subsequent period ended April 4, 2025

On January 2, 2024, Highbury Resources Inc. (“HRI”) entered into a definitive agreement with Gold Eagle Mining Inc. (“GEM”) and Golden Eagle Uranium LLC (“GEU”) (collectively, “the Sellers”) to acquire a 100% interest in twelve Department of Energy (“DOE”) leases (“DOE Leases”) and associated data in various Counties in Colorado. During the year ended December 31, 2024, the Company paid US$100,000 to the Sellers as part of the consideration for the DOE Leases. The agreement was amended on September 28, 2024, December 31, 2024 and February 20, 2025. Pursuant to the amendment dated February 20, 2025, the Company agreed to pay the following consideration for the DOE Leases and associated dates:

•	US$400,000 in cash paid on or before February 21, 2025 (paid on February 21, 2025);
•	Issuance of US$1,250,000 worth of common shares on or before February 21, 2025;
•

US$750,000 in cash at the one-year anniversary of closing (the “One-Year Anniversary Payment”) with the option to extend for two subsequent 90-day periods (the “Extension Options”), subject to the following condition:

a)

The Extension Options shall be at the sole discretion of the Company and may only be exercised in the event that the Company’s application for a NASDAQ listing and subsequent financing are delayed; and

b)	The Company shall pay US$100,000 for each Extension Option that is exercised, with the Extension Option payments to be deducted from the One-Year Anniversary Payment.
•	US$1,000,000 in cash at the two-year anniversary of closing;
•	US$1,000,000 in cash at the three-year anniversary of closing; and
•	US$1,500,000 in cash at the four-year anniversary of closing.

On October 1, 2024, the Company entered into an Arrangement Agreement with IsoEnergy Ltd. (“IsoEnergy”) pursuant to which IsoEnergy was expected to acquire all of the issued and outstanding common shares of the Company by way of a court-approved plan of arrangement. On January 14, 2025, the Company terminated the proposed plan of arrangement with IsoEnergy.

On January 15, 2025, the Company issued 107,142,857 common shares at $0.14 per share to Uranium Energy Corp. (“UEC”) pursuant to a subscription agreement entered with UEC on January 14, 2025 for gross proceeds of $15,000,000.

On January 20, 2025, the Company repaid the promissory note the Company entered with IsoEnergy on October 1, 2024 as the proposed plan of arrangement with IsoEnergy was terminated.

On February 20, 2025, the Company entered into an Indemnification Support Agreement with UEC whereby UEC will provide indemnification support limited to US$3,000,000 (the “Support Amount”) in connection with certain bonding requirements relating to Shootaring Canyon Mill. In consideration for the provision of the indemnity, the Company agrees to pay to UEC a cash support fee equal to the Support Amount multiplied by the secured overnight financing rate (“SOFR”) as administered by the CME Group Benchmark Administration Limited plus 5% per annum, which fee shall be calculated monthly and paid in US dollars in arrears on the first day of each calendar month. The Company also agreed to granted UEC the right (the “Pre-Emptive Rights”), to subscribe for and to be issued up to such number of the Company’s common shares that will allow UEC to maintain its percentage ownership interest in the Company.

Anfield Energy Inc.

Management Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2024

AND THE SUBSEQUENT PERIOD ENDED APRIL 4, 2025

On March 11, 2025, HRI increased its performance bonds for reclamation with the U.S. Department of Energy to US$2,799,900.

On March 17, 2025, the Company entered into an amending agreement (the “Amending Agreement”) with Extract Advisors LLC (“Extract”) for the extension of an additional US$6,000,000 increase to the existing credit facility dated September 26, 2023 (the “Credit Facility”). In connection with the Amending Agreement, the Company issued 59,925,000 share purchase warrants to Extract (the “Facility Warrants”), with each such Facility Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of $0.15 per share for a period ending on September 26, 2028. In addition, the Company paid an arrangement fee of $200,000 in consideration for the amendments.

During the year ended December 31, 2024 the Company reported:

On January 5, 2024, the Company issued 15,000,000 common shares with a fair value of $1,050,000 to acquire 100% interest in 175 federal unpatented uranium mining claims, located in San Juan and Grand Counties in Utah.

On April 9, 2024, the Company submitted its production reactivation plan for the Shootaring Canyon mill to the State of Utah’s Department of Environmental Quality (UDEQ). The plan addresses the updating of the mill’s radioactive materials license from its current standby status to operational status and the increasing of both throughput capacity and the tripling of licensed production capacity.

On April 15, 2024, the Company entered into a waiver and second amending agreement to the loan agreement with Extract Advisors LLC and Extract Capital Master Fund Ltd., whereby: (a) the lender agreed to waive a covenant breach related to lender’s consent which was not obtained prior to the acquisition of the DOE Leases on January 2, 2024; (b) the credit facility was amended by reducing the minimum working capital requirement to $250,000; and (c) the credit facility was amended by requiring written consent of the agent prior to taking any corporate action to effect a share consolidation or stock split, unless the market price exceeds $0.12 per share for 20 consecutive trading days. In consideration for entering into the waiver and second amending agreement, the Company issued the lender 4,000,000 share purchase warrants with an exercise price of $0.095 per share until September 26, 2028.

On August 2, 2024, the Company entered into a loan agreement with a director of the Company (the “Lender”) for $1,650,000 (the “Note”). The loan is non-interest bearing and due on August 2, 2025 (the “Maturity Date”). The Lender may demand repayment of the principal amount of the Note prior to the Maturity Date on providing five business days’ notice following the date that the Company secures additional funding, whether in the form of an equity financing or debt financing, in an amount exceeding $5,000,000. The Company shall not incur or assume additional indebtedness until full repayment of this Note, that ranks senior to or pari passu with this loan or create, assume or permit to exist any lien or encumbrance on any assets or property of the Company or its subsidiaries that secures indebtedness, without the written consent of the Lender. On October 1, 2024, IsoEnergy Ltd. repaid the $1,650,000 loan on behalf of the Company.

On October 1, 2024, the Company entered into a promissory note with IsoEnergy Ltd. for $6,020,000, which is secured, bears interest at 15% per annum and matures on April 1, 2025. On October 1, IsoEnergy advanced $4,249,864 to the Company and repaid a related party loan in the amount of $1,650,000 on behalf of the Company. As at December 31, 2024, $5,899,864 of principal is outstanding and $220,639 of interest is outstanding and included in accounts payable and accrued liabilities. On January 20, 2025, the Company repaid the outstanding principal of $5,899,864 and accrued interest.

During the year ended December 31, 2024, the Company issued 4,527,005 common shares upon exercise of 4,527,005 warrants with an exercise price of $0.055 per share for gross proceeds of $248,985.

Anfield Energy Inc.

Management Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2024

AND THE SUBSEQUENT PERIOD ENDED APRIL 4, 2025

During the year ended December 31, 2024, the Company issued 15,496,150 common shares upon the exercise of 15,496,150 warrants with an exercise price of $0.085 per share for gross proceeds of $1,317,173.

During the year ended December 31, 2024, the Company issued 4,607,794 common shares upon the exercise of 4,607,794 warrants with an exercise price of $0.10 per share for gross proceeds of $460,779.

PROPERTIES

Artillery Peak Project

On November 15, 2022, the Company entered into a definitive agreement with Wayne Minerals Inc. to acquire a 100% interest in 50 unpatented mining claims in the uranium-rich Artillery Peak project area, located in Mohave County, Arizona, USA. The Company paid US$150,000 ($199,665) cash and issued 25,000,000 common shares with a fair value of $2,000,000.

The Seller retained a 3% Net Smelter Returns royalty (“NSR”) which can be bought back for US$450,000 at US$150,000 per percentage point.

During the year ended December 31, 2023, the Company bought back the 3% NSR for US$450,000.

Shootaring Canyon Mill, Velvet Wood and Slick Rock Uranium Projects

BRS Report – Preliminary Economic Assessment (“PEA”)

The PEA indicates:

1) a pre-tax project internal rate of return (“IRR”) of 40% and a net present value (“NPV”) of US$238 million; and

2) a post-tax IRR of 33% and an NPV of $197 million, based on a discount rate of 8% and a uranium price of US$70 per pound, along with a vanadium price of US$12 per pound.

●	Total weighted-average Direct OPEX (i.e., between Velvet-Wood and Slick Rock) estimated at US$244 per ton of mined and processed material.

●

The total cost to produce saleable uranium and vanadium products (i.e. Direct OPEX per ton plus CAPEX per ton) is US$290 per ton, compared to an estimated gross value of US$741 per ton (based on a uranium price of US$70 per pound and a vanadium price of US$12 per pound).

●	Average annual production of approximately 750,000 pounds of uranium and 2.5 million pounds of vanadium per year is estimated over the 15-year mine life.

●

The combined feed of the Velvet-Wood and Slick Rock mines is designed to meet the existing tonnage capacity at Shootaring of 750 tons per day. Additional tonnage capacity would be available after year 8 of the plan.

●

Estimated mill-related capital expenditures at Shootaring, including 25% contingency amount for each item, of: 1) US$31.4 million for general upgrades; 2) US$13.4 million to install a modern vanadium circuit; and 3) US$20 million to update the tailings management facility.

●

Estimated mine-related capital expenditures, including engineering and design, mine facilities, mine equipment, and the reopening of the Velvet decline and the sinking of two production shafts at Slick Rock with a 25% contingency, of: 1) US$15.3 million for Velvet-Wood; and 2) US$27.2 million for Slick Rock.

Shootaring Mill

The Shootaring Mill was licensed and constructed by Plateau Resources and operated in 1982. U.S. Energy and Uranium One were also previous owners of the Shootaring Mill. The mill has not been

Anfield Energy Inc.

Management Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2024

AND THE SUBSEQUENT PERIOD ENDED APRIL 4, 2025

decommissioned and has been under care and maintenance since cessation of operations. The mill license has been maintained and Anfield has submitted its production reactivation plan for the Shootaring Canyon mill to the State of Utah’s Department of Environmental Quality (UDEQ). The plan addresses the updating the mill’s radioactive materials license from its current standby status to operational status and the increasing of both throughput capacity and the tripling of licensed production capacity.

Early-stage refurbishment of Shootaring will take place during the review of the restart application, preparing the Company to complete refurbishment as soon as the restart application is approved. The Company is targeting the mill restart in 2027.

With the application submitted to the UDEQ, the Company can prepare for uranium mill and tailings refurbishment and vanadium circuit construction. Steps include: the rough grading of the tailings pond cell area in advance of cell design approval; the moving of ore stockpiles and remediation of sections of the restricted area to establish a new radiation control boundary; the building of a new ore dump wall and transportation roads, along with a truck wash station; the demolition of all infrastructure to be replaced (e.g., electrical, controls, leach tanks); the installation of new generators, acid tanks and fuel tanks; the construction of the vanadium circuit building and counter-current decantation (CCD) circuit footers; the building of new ore pads where Velvet-Wood ore can be stockpiled in anticipation of mill restart; and the ordering of tanks and vessels needed for processing circuits, having equipment onsite and ready to install once the license is approved.

In July 2024, the Company received an affirmative completeness review from the State of Utah’s Department of Environmental Quality (UDEQ) with respect to its Shootaring Mill production restart application. This affirmation allows for the detailed technical review of the mill application to proceed, which represents a critical step towards the restart of uranium production at Shootaring. The comprehensive application is designed to both update the mill’s radioactive materials license from its current standby status to operational status and increase both throughput capacity and licensed output capacity at the mill.

Velvet-Wood

Between 1979 and 1984, Atlas Minerals mined approximately 400,000 tons of ore from the Velvet Deposit at grades of 0.46% U3O8 and 0.64% V2O5, recovering approximately 4 million pounds of U3O8 and 5 million pounds of V2O5.

The current mineral resources (PEA) of the combined Velvet and Wood historical mines have been estimated to comprise 4.6 million pounds of eU3O8, at a grade of 0.29% eU3O8 (measured and indicated resource), and 552,000 pounds of eU3O8, at a grade of 0.32% U3O8 (inferred resource) with a vanadium- to-uranium ratio of 1.4 to 1.

In May 2024, the Company submitted its Plan of Operation for its Velvet-Wood mine to the State of Utah and BLM. This step is being undertaken as the Company advances Velvet-Wood to production-ready status concurrently with the Shootaring Canyon mill. This Plan of Operation includes specific operating actions and controls, reclamation actions, an estimate of reclamation surety based on third party costs and technical bases for how the actions meet the regulatory requirements of the State of Utah and the BLM.

Anfield Energy Inc.

Management Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2024

AND THE SUBSEQUENT PERIOD ENDED APRIL 4, 2025

Slick Rock

Slick Rock is located in the Uravan Uranium Belt region of Colorado. The 2023 PEA estimates 1.7 million tons containing some 7.7 million pounds of U3O8, with a vanadium to uranium ratio of 6 to 1.

In June 2024, the Company received final approvals for its drill permit application to commence a 20-hole, 20,000-foot rotary drill program at its Slick Rock uranium and vanadium project, located in San Miguel County, Colorado. Permits approvals included the Bureau of Land Management, the Colorado Division of Resources Mining and Safety, and a Special Use Permit from San Miguel County, Colorado to allow access via county roads for the drilling project. The permits allow drilling between the months of June and September. On September 24, the Company announced that it had commenced the drill program at Slick Rock. On January 29, 2025, the Company announced that it has completed a 14-hole, 14,100-foot rotary drill program at its Slick Rock uranium and vanadium project. The Company will use the drill results to both upgrade its uranium and vanadium resource estimate for Slick Rock and prepare mine designs for a large mine permit for the project.

Project Economics

The PEA provides for a two-year pre-production period. The first year’s forecasted capital expenditures of approximately US$24 million include initial mill and mine permitting and licensing, an updated mining and reclamation plan, and initiation of mine-development.

The second year’s capital expenditures, forecasted at US$88 million (including a 25% contingency), include completion of the construction of mine facilities and purchasing of equipment, and refurbishment of the Shootaring uranium and vanadium mill.

Total capital for life of mine is estimated at US$130 million, including sustaining capital. Total weighted direct operating costs (including mining and handling, haulage and processing, bonding, royalties and taxes) between Velvet-Wood and Slick Rock is estimated at US$244 per ton of mined and processed material. The total direct costs (including direct mine costs and CAPEX cost per ton of processed material) is estimated at US$290 per ton, while the gross value per processed ton of uranium and vanadium at US$70 per pound of uranium and US$12 per pound of vanadium is US$791.

The PEA indicates a pre-tax IRR of 40% at a uranium price of US$70 per pound and US$12 per pound of vanadium. The pre-tax NPV of the project at an 8% discount rate at the aforementioned prices is US$238 million. On a post-tax basis, the resultant IRR is 33% and the NPV is US$197 million.

NI 43-101 Disclosure

This combined PEA completed for Velvet-Wood and Slick Rock, using centralized processing at Shootaring, has been authored by Douglas L. Beahm, P.E., Harold H. Hutson, P.E., P.G., Carl D. Warren, P.E., P.G., of BRS Inc. and Terence (Terry) McNulty, P.E., D. Sc., of T.P. McNulty and Associates Inc. The authors, qualified persons for the purpose of National Instrument 43-101, have reviewed and approved the technical content.

Results of the PEA represent forward-looking information. This economic assessment is preliminary in nature and it includes inferred mineral resources that are considered too speculative, geologically, to have the economic considerations applies to them that would enable them to be categorized as mineral reserves. There is no certainty that the preliminary economic assessment will be realized. Mineral resources are not mineral reserves as they do not have demonstrated economic viability.

Anfield Energy Inc.

Management Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2024

AND THE SUBSEQUENT PERIOD ENDED APRIL 4, 2025

Surface Stockpiles

In addition to the estimated mineral resource at Velvet-Wood, Anfield controls mineralized stockpiles from past mining at two locations: 1) one stockpile at the Patty Ann mine area near the historic Velvet mine; and 2) several stockpiles near the Shootaring mill. The volumes and uranium content of the stockpiles were estimated from volumetric surveys and sampling conducted by BRS in March, 2015. The PEA includes the stockpiles located near the Shootaring mill only. In total these stockpiles are estimated to contain approximately 77,500 tons of material at an average grade of 0.161% U3O8 and contain approximately 250,000 pounds of uranium.

The West Slope Project

The West Slope Project, located in Montrose and San Miguel Counties of southwestern Colorado, consists of nine Department of Energy (DOE) leases, associated with adjacent lode mining claims and leases, covering 6,913 acres on which past uranium production has taken place. Between 1977 and 2006, approximately 1.3Mlbs of uranium and 6.6Mlbs of vanadium were produced from these mines. In 2022, BRS Engineering, Inc. was commissioned by Anfield to complete a mineral resource estimate for four of the nine uranium and vanadium properties – known as JD-6, JD-7, JD-8 and JD-9 – contained within its 100% owned West Slope project (US DOE Uranium/Vanadium Leases JD-6, JD-7, JD-8 and JD-9 Montrose County, Colorado, USA, Mineral Resource Technical Report, April 10, 2022). Using available data and using a cut-off of 0.05% uranium, BRS estimated an in-place Indicated Resource of 1.4Mt of uranium at an average grade of 0.197% for a total of 5.4Mlbs of uranium and an in-place Inferred resource of 1.4Mt of vanadium at an average grade of 0.984% for a total of 27Mlbs of vanadium.

National Instrument 43-101 disclosure

This Technical Report completed for West Slope has been authored by Douglas L. Beahm, P.E., Joshua Stewart, P.E., P.G., Carl D. Warren, P.E., P.G., of BRS Inc. The authors, qualified persons for the purpose of National Instrument 43-101, have reviewed and approved the technical content.

Frank M Deposit

The Frank M deposit, located approximately 12 km north of the Shootaring Canyon Mill, has a historic indicated mineral resource estimate of 2.2 million pounds of U3O8 at a grade of 0.101% U3O8.

Classification	Tons	Average Grade % U3O8	Pounds U3O8
Historic indicated	1,095,000	0.101	2,210,000

(Source: Frank M Uranium Project, 43-101 Mineral Resource Report, Garfield County, Utah USA; Author: BRS, Inc.; Date: 8/10/2008).

The Company is not treating the Frank M historical estimate as current mineral resources or mineral reserves. A qualified person has not yet done sufficient work to classify the historical estimate as current mineral resources or mineral reserves.

This historical resource estimate was developed based on analysis of radiometric data from 838 historic holes and chemical assay from 17 historic core holes. The historical estimate also utilizes nine additional core holes that were drilled in 2007 to provide data verification and equilibrium evaluation. The grade thickness contour method was used to develop the resource estimates, evaluating grade thicknesses ranging from 0.10 to 1.00. The results disclosed in the table above are based on a grade thickness of 0.25.

Anfield Energy Inc.

Management Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2024

AND THE SUBSEQUENT PERIOD ENDED APRIL 4, 2025

The Frank M historical estimate was prepared by BRS, Inc., a well-known mineral exploration and mining consulting firm using the standards of CIM Indicated Mineral Resources. Thus, the Company considers the historical estimate to be reliable.

The Company intends to work with the same group to complete sufficient verification drilling at Frank M to bring the historical estimate to a current Indicated Mineral Resource.

Findlay Tank Breccia Pipe

Findlay Tank

The Findlay Tank breccia pipe project, located in Arizona, has a historical inferred mineral resource estimate of 954,000 pounds at a grade of 0.227% U3O8.

Classification	Tons	Average Grade % U3O8	Pounds U3O8
Historic inferred	211,000	0.227	954,000

The above historical inferred mineral resource was obtained using a grade cutoff of 0.05% eU3O8, with a minimum grade thickness of 0.50.

During the year ended December 31, 2017, the Company impaired the Findlay Tank project, as no more work is planned for this property. As a result, the Company recorded an impairment of $41,064.

(Source: Findlay Tank SE Breccia Pipe Uranium Project, Mohave County, Arizona USA 43-01 Mineral Resource Report; Author: BRS, Inc.; Date: 10/2/2008.)

The Company is not treating the historical estimate as current mineral resources or mineral reserves. A qualified person has not yet done sufficient work to classify the historical estimate as current mineral resources or mineral reserves.

The Findlay Tank historical estimates was prepared by BRS, Inc., a well-known mineral exploration and mining consulting firm using the standards of CIM Inferred Mineral Resources. Thus, the Company considers the historical estimate to be reliable.

The Company intends to work with the same group to complete sufficient verification drilling to bring the historical estimate to a Current Mineral Resource.

Newsboy Gold Project

The Newsboy Gold Project, located 45 miles northwest of Phoenix, Arizona and 10 miles southeast of Wickenberg in Maricopa County, consists of 2,243 acres of land which is comprised of 35 Federal Lode Claims and 4 State leases.

Between 1987 and 1989, Westmont Mining Company conducted reconnaissance geological mapping, rock chip geochemistry and 102 holes (totaling 7,184 metres) of reverse-core drilling at Newsboy. In 1990, Pima Mining NL drilled 12 diamond core holes (512 metres), 40 reverse core holes (2,000 metres), and completed metallurgical test work, resource and reserve estimates and mine-planning studies.

In 2009, Aurum National Holdings, Ltd. Commissioned North American Environmental Group (NAEG) to produce a report on the Newsboy property which was titled “Technical Report of the Newsboy Gold Property, Maricopa County, Arizona, United States, by Clive R. G. Bailey, dated September 1, 2009.” Anfield considers this a historic report and does not warrant that it meets current NI 43-101 guidance.

Anfield Energy Inc.

Management Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2024

AND THE SUBSEQUENT PERIOD ENDED APRIL 4, 2025

Using available data and a cut off grade of 0.02opt Au, NAEG estimated a total in-situ resource of 5.3Mt in the following categories:

A Measured resource of 2.533Mt at 0.05opt Au and 0.87opt Ag for a total of 127,000oz Au and 2,196,000oz Ag;

An Indicated resource of 1.076Mt at 0.04opt Au and 0.44opt Ag for a total of 43,000oz Au and 471,000oz Ag; and

An Inferred resource of 1.719Mt at 0.038opt and 0.45opt Ag for a total of 65,000oz Au and 765,000oz Ag

The NAEG report also identified areas in which the author, based on geologic interpretation, felt the resource could be expanded. The NAEG report also recommended an exploration program for this area. To Anfield’s knowledge these recommendations have not yet been implemented.

Anfield considers these estimates to be historical in nature and cautions that a qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves and Anfield is not treating the historical estimate as current mineral resource or mineral reserves.

Douglas L. Beahm, P.E., P.G. has approved the scientific and technical disclosure, relating to the Newsboy Gold Project, in the news release. He is a Qualified Person as defined in NI 43-101.

Results of Operations

SUMMARY OF EXPLORATION ACTIVITIES

The following exploration and evaluation expenditures were included in comprehensive loss for the year ended December 31, 2024 and 2023 are as follows:

	Uranium Properties	Highbury	Newsboy	Artillery Peak	Clay Borrow	Total

Consulting	$357,528	$815,011	$–	–	$–	$1,172,539

Sundry field	102,537	7,391	–	–	–	109,928

Sampling, assaying	173,935	2,962	–	–	–	176,897

License, filing and insurance	1,548,060	126,270	32,727	55,710	13,402	1,776,169

Royalty	462,489	560,000	–	–	–	1,022,489

Property tax	8,006	41,149	–	–	51,184	100,339

Drilling	–	691,309	–	–	–	691,309

Termination of acquisition agreement	225,608	–	–	–	–	225,608

Total for the year ended December 31, 2024	$2,878,163	$2,244,092	$32,727	$55,710	$64,586	$5,275,278

Anfield Energy Inc.

Management Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2024

AND THE SUBSEQUENT PERIOD ENDED APRIL 4, 2025

	Uranium Properties	Highbury	Newsboy Gold	Artillery Peak	Clay Borrow	Total

Consulting	$1,413,552	$429,124	$11,260	$18,223	$7,966	$1,880,125

Sundry field	59,744	(2,656)	–	–	–	57,088

Sampling, assaying	190,805	5,617	–	–	–	196,422

License, filing and insurance	1,003,534	57,426	51,966	106,228	6,519	1,225,673

Lease and royalty	120,153	191,182	–	–	–	311,335

Property tax	58,552	37,510	–	–	–	96,062

Total for the year ended December 31, 2023	$2,846,340	$718,203	$63,226	$124,451	$14,485	$3,766,705

D)	SELECTED FINANCIAL INFORMATION

Operational results reflect overhead costs incurred for exploration and evaluation asset acquisitions and associated exploration expenses as well as other regulatory expenses incurred by the Company.

General and administrative costs can be expected to fluctuate relationally with acquisitions, exploration and operations.

SELECTED ANNUAL INFORMATION

	2024	2023	2022

	$	$	$

Income (Loss) for the year	(11,445,652)	13,175,717	(8,857,942)

Earnings (Loss) per common share from operations, basic and diluted	(0.01)	0.02	(0.02)

Weighted Average number of common shares - Basic	1,019,470,008	800,028,104	516,052,925

Weighted Average number of common shares – Diluted	1,019,470,008	801,085,597	516,052,925

Balance Sheet Data

Working capital (deficit)	(5,304,666)	3,623,231	4,607,322

Total assets	80,009,019	75,273,451	36,010,047

SUMMARY OF QUARTERLY RESULTS

	December 31,	September 30,	June 30,	March 31,

	2024	2024	2024	2024

Revenues	-	-	-	-

Net income (loss) for period	(4,154,321)	(2,438,824)	(2,700,069)	(2,152,438)

Income (loss) per share, basic and diluted	(0.00)	(0.00)	(0.00)	(0.00)

Working capital (deficit)	(5,304,666)	(2,410,003)	180,992	1,688,824

Anfield Energy Inc.

Management Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2024

AND THE SUBSEQUENT PERIOD ENDED APRIL 4, 2025

	December 31,	September 30,	June 30,	March 31,

	2023	2023	2023	2023

Revenues	-	-	-	-

Net income (loss) for period	16,916,355	(1,510,904)	(1,982,006)	(247,728)

Income (loss) per share, basic and diluted	0.02	(0.00)	(0.00)	(0.00)

Working capital (deficit)	3,623,231	(46,036)	2,807,723	4,553,105

E)	ANALYSIS OF OPERATIONS

Comparison between the three months ended December 31, 2024 and 2023

	2024	2023

Depreciation	$991	$963

Exploration and evaluation expenditures	1,704,262	846,172

(Gain) loss on foreign exchange	(567,175)	118,395

General and administrative	2,189,821	1,904,331

Shareholder communications	97,368	68,715

Share-based compensation	–	2,382,195

Total operating expenses	$3,425,267	$5,320,771

Exploration and evaluation expenditures increased by $858,090 mainly due to an increase of $647,789 in drilling expense, an increase of $95,092 in consulting, an increase of $118,422 in sundry, an increase of $97,192 in property tax, an increase of $12,297 in lease and royalty payments, and offsetting by a decrease in $46,014 in sampling expense and a decrease of $66,775 in license, filing and insurance as the various engineering studies relating to re-evaluating certain properties and a report on the re-start of the Shootaring mill have been completed in Q4 of 2023.

General and administrative expenses increased by $285,490 mainly due to an increase of $903,790 in legal fees, an increase of $32,000 in marketing expense, an increase of $11,676 in tax expense, an increase in $15,376 in accounting and audit fees, and offsetting by a decrease of $660,601 in consulting fees. Shareholder communications increased by $28,653 as a result of increased investor engagement.

Share based compensation in 2023 represents the value of stock options granted to directors, officers and consultants granted in the period. The Company did not have any stock based compensation in 2024.

The foreign exchange amounts arose from the restating of US dollar-denominated cash, payables and loan balances due to the fluctuation of the Canadian dollar.

Comparison between the year ended December 31, 2024 and 2023

	2024	2023

Depreciation	$3,877	$3,819

Exploration and evaluation expenditures	5,275,278	3,766,705

(Gain) loss on foreign exchange	(620,196)	51,258

General and administrative	4,957,926	3,719,444

Shareholder communications	195,943	105,948

Share-based compensation	–	2,382,195

Total operating expenses	$9,812,828	10,029,369

Anfield Energy Inc.

Management Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2024

AND THE SUBSEQUENT PERIOD ENDED APRIL 4, 2025

Exploration and evaluation expenditures increased by $1,508,573 mainly due to an increase of $550,496 in license, filing and insurance expense, an increase of $711,154 related to lease and royalty payments, an increase of $691,309 in drilling expense, an increase of $52,840 in sundry expense and offsetting by a decrease of $19,525 in sampling expense, a decrease in $707,586 in consulting fees as the various engineering studies relating to re-evaluating certain properties and a report on the re-start of the Shootaring mill have been completed in Q4 of 2023. The Company also terminated an acquisition agreement resulting in a loss of $225,608 of deposit and other related costs.

General and administrative expenses increased by $1,238,482 mainly due to an increase of $217,039 in office expense, an increase of $225,039 in accounting and audit fees, an increase of $1,052,358 in legal fees, and offsetting by a decrease of $85,601 in professional fees, a decrease of $64,459 in filing fees and a decrease of $112,783 in consulting fees.

Shareholder communications increased by $89,995 as a result of increased investor engagement.

The foreign exchange amounts arose from the restating of US dollar-denominated cash, payables and loan balances due to the fluctuation of the Canadian dollar.

F)	LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2024, the Company had working capital deficit of $5,304,666 as compared working capital of $3,623,231 at December 31, 2023. There are insufficient funds to meet all property commitments as they now stand. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. While these factors indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern, subsequent to December 31, 2024 the Company completed an equity financing for gross proceeds of $15,000,000 and amended an existing credit facility to provide an additional US$6,000,000 of capital. Management intends to continue to finance operating costs and expenditures over the next twelve months with loans from directors and companies controlled by directors and or private placements of common shares, to meet future commitments or may seek extensions to the exploration schedule, however, there are no guarantees that the Company can do so in the future.

G)	OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance arrangements.

H)	TRANSACTIONS WITH RELATED PARTIES

RELATED PARTY BALANCES

As at December 31, 2024, an amount of $223,489 (2023 - $101,441) was owed to related parties. These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

As at December 31, 2024, an amount of $4,515 (2023 - $nil) was recorded in prepaid expenses for advances to a company controlled by the Chief Financial Officer of the Company for future consulting fees.

As at December 31, 2024, an amount of $14 (2023 - $12,700) was recorded in prepaid expenses for advances to a director of the Company for future property expenditures.

On August 2, 2024, the Company entered into a loan agreement with a director of the Company for $1,650,000. The Company received proceeds of $1,485,000, net of original issue discount of $165,000.

Anfield Energy Inc.

Management Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2024

AND THE SUBSEQUENT PERIOD ENDED APRIL 4, 2025

The loan is unsecured, non-interest bearing and due on August 2, 2025. The carrying value of the loan was accreted using the effective interest rate method over the term of the loan. The effective interest rate was estimated at 10.66%. On October 1, 2024, the loan was repaid through proceeds from the IsoEnergy Ltd. loan.

Loan Payable

Balance, December 31, 2022 and 2023	$–

Addition	1,650,000

Original issue discount	(165,000)

Accretion of discount on loan payable	165,000

Repayment	(1,650,000)

Balance, December 31, 2024	$–

 RELATED PARTY TRANSACTIONS

The Company incurred the following transactions with companies that are controlled or managed by directors of the Company:

	For the years ended December 31,
	2024	2023

Consulting fees and management bonus (i)	$ 51,600	$133,600

Consulting and professional fee (ii)	1,156,303	–

Share issue cost	–	2,300

	$ 1,207,903	$135,900

The Company has identified its directors and certain senior officers as its key management. Key management compensation during the years ended December 31, 2024 and 2023, are as follows:

	For the years ended December 31,
	2024	2023

Consulting fees and management bonus (i)	$ 1,259,615	$ 1,452,412

Legal fees (i)	246,688	229,549

Auto and rent expense (ii)	57,561	35,339

Share based compensation	–	2,089,445

	$ 1,563,864	$ 3,806,745

(i)	These expenses are included in general and administrative expenses in the consolidated statements of comprehensive loss.
(ii)	These expenses are included in exploration and evaluation expenditures in the consolidated statements of comprehensive loss.

During the year ended December 31, 2023, the Company issued a total of 6,500,000 common shares with a fair value of $422,500 as bonuses to directors and an officer of the Company and a company controlled by an officer of the Company.

During the year ended December 31, 2023, the Company issued 800,000 common shares with a fair value of $52,000 to settle debt of $52,000 with a director of the Company.

Anfield Energy Inc.

Management Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2024

AND THE SUBSEQUENT PERIOD ENDED APRIL 4, 2025

I)	CONTROLS AND PROCEDURES

The management of the Company is responsible for establishing and maintaining appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, reliable and timely. Management is also responsible for establishing adequate internal controls over financial reporting to provide sufficient knowledge to support the representations made in this MD&A and the Company’s financial statements for the year ended December 31, 2024.

The management of the Company has filed the Venture Issuer Basic Certificate with the annual and interim filings on SEDAR+ at www.sedarplus.ca. In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the venture issuer basic certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation.

J)	AUTHORIZED SHARE CAPITAL

Unlimited share capital with no par value.

As at April 4, 2025, the Company had the following common shares, stock options and warrants outstanding:

	Number	Exercise Price	Expiry Date

Common Shares	1,141,372,490	N/A	N/A

Options	91,467,828	$0.10 to $0.12	August 28, 2025 to October 6, 2028

Warrants	397,947,202	$0.055 to $0.18	July 10, 2025 to September 26, 2028

Total diluted shares outstanding	1,630,787,520

K)	CHANGES TO ACCOUNTING POLICIES

Accounting standards effective January 1, 2024

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which amended IAS 1 to clarify the requirements for presenting liabilities in the statement of financial position. The amendments specify that the Company must have the right to defer settlement of a liability for at least 12 months after the reporting period for the liability to be classified as non-current.

In addition, the amendments clarify that: (a) the Company’s right to defer settlement must exist at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, the right exists at the end of the reporting period only if the Company complies with those conditions at the end of the reporting period, even if the lender does not test compliance until a later date; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring

Anfield Energy Inc.

Management Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2024

AND THE SUBSEQUENT PERIOD ENDED APRIL 4, 2025

its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability.

In October 2022, the IASB issued Non-current Liabilities with Covenants, which amended IAS 1 to clarify that if the Company’s right to defer settlement of a liability for at least 12 months is subject to the Company complying with covenants after the reporting period, those covenants would not affect whether the Company’s right to defer settlement exists at the end of the reporting period for the purposes of classifying a liability as current or non-current. The amendments also increased the disclosure requirement relating to such covenants to include: (i) the nature of the covenants and the date by which the Company must comply with the covenants; (ii) whether the Company would comply with the covenants based on its circumstances at the reporting date; and (iii) whether and how the Company expects to comply with the covenants by the date on which they are contractually required to be tested. The above amendments are effective for the Company’s annual reporting period beginning on January 1, 2024.

At Decemeber 31, 2024, the Company was in compliance with all covenants. The impacts of initial application of the amendments on the Company’s consolidated financial statements for the year ending December 31, 2024 and for future periods will depend on the Company’s right to defer settlement of its liabilities at the end of such reporting period and can include increased disclosure in respect of its compliance with related covenants.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

L)	COMMITMENTS AND CONTINGENCIES

COMMITMENTS

As at the date of this report, the Company had no commitments other than those mentioned in the consolidated financial statements and described in the exploration and evaluation assets note in the consolidated financial statements.

CONTINGENCIES

The Company’s exploration activities are subject to various federal, provincial and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

CRITICAL ACCOUNTING ESTIMATES

Significant areas requiring the use of critical accounting estimates include the recoverability of the carrying value of property and equipment and exploration and evaluation assets, fair value measurements for financial instruments and share-based compensation and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, purchase price allocation and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

Anfield Energy Inc.

Management Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2024

AND THE SUBSEQUENT PERIOD ENDED APRIL 4, 2025

M)	RISKS AND UNCERTAINTIES

The Company is in the business of acquiring, exploring and developing uranium properties. It is exposed to a number of risks and uncertainties that are common to other mineral exploration companies in the same business. The industry is capital intensive at all stages and is subjected to variations in commodity prices, market sentiment, exchange rates for currency, inflations and other risks. The Company currently has no source of revenue other than interest income. The Company will rely mainly on equity financing to fund exploration activities on its mineral properties.

The risks and uncertainties described in this section are considered by management to be the most important in the context of the Company’s business. The risks and uncertainties below are not inclusive of all the risks and uncertainties the Company may be subject to and other risks may apply.

1.	Financial risks

The Company’s financial instruments consist of cash, accounts payable and due to related parties. The carrying values of cash, accounts payable and due to related parties approximate their fair values due to the relatively short period to maturity of those financial instruments.

The Company is exposed to credit risk with respect to its cash. Cash have been placed on deposit with a major Canadian, financial institutions. Credit risk arises from the non-performance of counterparties of contractual financial obligations. The Company manages credit risk, in respect of cash and cash equivalents, by purchasing term deposits held at a major Canadian financial institution. The Company has secondary exposure to credit risk on its receivables. The receivables consists of refundable good and services tax from the government. Credit risk is assessed as low.

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due. The Company’s expected source of cash flow in the upcoming year will be through equity financings. As at December 31, 2024, the Company had working capital deficit of $5,304,666 (December 31, 2023 – working capital of $3,623,231). Liquidity risk is assessed as high.

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at December 31, 2024, the Company loan payable of US$3,625,128 is subject to interest rate risk. The loan payable incurs interest based on the SOFR plus 5.0% per annum, payable semi-annually in U.S. dollars. The Company, with written notice, may elect to capitalize the interest payable on the Credit Facility semi- annually, in arrears, at a rate of SOFR plus 7.0%.

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates.

Commodity risk is the risk that the value of future cash flows and profits will fluctuate based on the prices of commodities. The Company is exposed to changes in the price of commodities. Changes in the price of commodities will impact the Company’s ability to obtain financing to explore its exploration and evaluation assets.

At December 31, 2024, the Company had accounts payable and accrued liabilities of $1,651,411 (December 31, 2023 – $556,271). The Company’s current liabilities are due on demand and have a term of less than 1 year. The loan payable is due on September 26, 2028.

Anfield Energy Inc.

Management Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2024

AND THE SUBSEQUENT PERIOD ENDED APRIL 4, 2025

2.	Going Concern

The Company’s capability to continue as a going concern is dependent upon its ability to obtain additional debt or equity financing to meet its obligations as they come due. If the Company were unable to continue as a going concern, then significant adjustments would be required to the carrying value of assets and liabilities, and to the balance sheet classifications currently used.

The Company has no history of profitable operations and its present business is at an early stage. As such, the Company is subject to many risks common to other companies in the same business, including under-capitalization, cash shortages, and limitations with respect to personnel, financial and other resources and the lack of revenues.

The Company plans to obtain financing in the future primarily through further equity financing or debt financing, as well as through joint venturing and/or optioning out the Company’s properties to qualified mineral exploration companies. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operation and eventually to forfeit or sell its interest in its exploration and evaluation assets.

Management has initiated a strict cost control program to effectively control expenditures. In addition, Management will review several funding options including equity financing and seeking joint venture partners to further its mineral property interests at the appropriate time. While the Company has been successful in raising funds in the past, there are no assurances that additional funding and/or suitable joint venture agreements will be obtained.

3.	Exploration and Mining Risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, the Company’s properties have no known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explorations, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labor are other risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing uranium is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The Company has no producing mines at this time. Most exploration projects do not result in the discovery of commercially mineable deposits of ore. The transfer application is the first step in the process of restarting the Shootaring Mill.

Anfield Energy Inc.

Management Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2024

AND THE SUBSEQUENT PERIOD ENDED APRIL 4, 2025

4.	Development Risks

The marketability of any minerals which may be acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.

5.	Loss of Interest in and Value of Properties

The Company’s ability to maintain its interests in its exploration and evaluation assets and to fund ongoing development costs will be entirely dependent on its ability to raise additional funds by equity financings. If the Company is unable to raise such funds it may suffer dilution or loss of its interest in its exploration and evaluation assets. The amounts attributed to the Company’s interests in exploration and evaluation assets in its financial statements represent acquisition and exploration costs, and should not be taken to reflect realizable value.

6.	Financing Risks

The Company has no history of earnings and no source of operating cash flow and, due to the nature of its business, there can be no assurance that the Company will be profitable. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is through the sale of its equity shares. Even if the results of exploration or development are encouraging, the Company may not have sufficient funds to conduct the further development that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its property, there is no assurance that any such funds will be available. If available, future equity financings may result in substantial dilution to purchasers under the Offering. At present it is impossible to determine what amounts of additional funds, if any, may be required.

7.	Uranium Price

The uranium mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of minerals produced by the Company. Factors beyond the control of the Company may affect the marketability of any substances discovered. Mineral prices, in particular uranium prices, have fluctuated widely in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company. These other factors include government regulations relating to price, royalties, allowable production and importing and exporting of minerals.

8.	Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave- ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Anfield Energy Inc.

Management Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2024

AND THE SUBSEQUENT PERIOD ENDED APRIL 4, 2025

9.	Environmental and Other Regulatory Requirements

Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund. The Company’s right to exploit the mining properties is subject to various reporting requirements and to obtaining certain government approvals and there is no assurance that such approvals, including environmental approvals, will be obtained without inordinate delay or at all.

10.	No Assurance of Titles, Boundaries or Surface Rights

The Company has investigated rights of ownership of all of the mineral properties in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties may be subject to prior claims or agreement transfers, and rights of ownership may be affected by undetected defects. While to the best of the Company’s knowledge, title to all properties in which it has the right to acquire an interest is in good standing, this should not be construed as a guarantee of title. Other parties may dispute title to the mining properties in which the Company has the right to acquire an interest. The properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects or the statutes referred to above.

11.	Permits and Licenses

The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

12.	Inability to Meet Cost Contribution Requirements

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may as a result, be subject to loss of its rights to acquire interests in the properties subject to such agreements.

13.	Reliance on Key Personnel

The nature of the business of the Company, the ability of the Company to continue its exploration and development activities and to thereby develop a competitive edge in the marketplace depends, in a large part, on the ability of the Company to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel. The development of the Company now and in the future, will depend on the efforts of key management figures, the loss of whom could have a material adverse effect on the Company. The Company does not currently maintain key-man life insurance on any of the key management employees.

Anfield Energy Inc.

Management Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2024

AND THE SUBSEQUENT PERIOD ENDED APRIL 4, 2025

CONFLICTS OF INTEREST

The directors and officers of the Company may serve as directors or officers, or may be associated with, other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding on terms with respect to the transaction. If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act (BC) (“Corporations Act”) dealing with conflict of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting on the matter unless otherwise permitted by the Corporations Act. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith, and in the best interest of the Company.

Forward Looking Statements

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward- looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risks and Uncertainties” in this MD&A. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof.

Anfield Energy Inc.

Management Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2024

AND THE SUBSEQUENT PERIOD ENDED APRIL 4, 2025

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

N)	ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca or at the Company’s website: www.anfieldenergy.com.